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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                 Form 20-F       X        Form 40-F
                                ---                     ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                    Yes                      No          X
                                ---                     ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                    Yes                      No          X
                                ---                     ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:
                    Yes                      No          X
                                ---                     ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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              ENDESA Communicates to the CNMV Its Intention to Sell
                     Its 11.64% Stake in Aguas De Barcelona


    NEW YORK--(BUSINESS WIRE)--March 10, 2004--ENDESA (NYSE: ELE)


    -- Endesa has hired InverCaixa, together with BNP Paribas and Credit Suisse First Boston as advisors.

    -- So far there is no agreement on the conditions or the timing of the sale.

    ENDESA (NYSE: ELE) has filed today a relevant fact with the Comision Nacional del Mercado de Valores (CNMV), in which it confirms the hiring as advisors of InverCaixa, together with BNP Paribas and Credit Suisse First Boston, for the potential sale of Endesa's 11.64% in Aguas de Barcelona.
    According to the relevant fact "ENDESA has reiterated for a long time that its stake in Aguas de Barcelona's capital is not a strategic investment, and there is not a deadline for its sale".
    "So far-the relevant fact concludes- there is no agreement on the conditions or the timing of the sale".
    http://www.endesa.es

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212/750-7200


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              ENDESA, S.A.

Dated: March 10 , 2004        By: /s/ David Raya
                                 -------------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations